UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Wanda Sports Group Company Limited

(Name of Subject Company (Issuer))

Wanda Sports & Media (Hong Kong) Holding Co. Limited

an indirect, wholly-owned subsidiary of

Wanda Culture Holding Co. Ltd.

(Names of Filing Persons (offerors))

Class A Ordinary Shares, no par value*

(Title of Class of Securities)

93368R 101**

(CUSIP Number of Class of Securities)

Wanda Sports & Media (Hong Kong) Holding Co. Limited

Wanda Culture Holding Co. Ltd.

Room 1903, 19/F, Lee Garden One

33 Hysan Avenue, Causeway Bay, Hong Kong +86-10-8558-7385

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark S. Bergman, Esq.
Xiaoyu Greg Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Tel: +86-10-5828-6300 Fax: +86-10-6530-9070/9080

CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee****
$105,800,577.8	$11,542.84

*	Not for trading, but only in connection with the prior listing of the American depositary shares (“ADSs”) on The Nasdaq Stock Market LLC (Nasdaq Global Select Market). Every two ADSs represent three Class A ordinary shares (the “Class A Ordinary Shares”).
**	This CUSIP number applies to the ADSs.
***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $1.70 for 62,235,634 outstanding Class A Ordinary Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”).
****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$11,542.84	Filing Party:	Wanda Sports & Media (Hong Kong) Holding Co. Limited, Wanda Culture Holding Co. Ltd.
Form or Registration No.:	Schedule TO-T (File No. 005-91359)	Date Filed:	December 23, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, initially filed with the SEC on December 23, 2020 (together with any amendments thereto filed with the SEC, this “Schedule TO”) filed by Wanda Culture Holding Co. Ltd., a limited liability company incorporated under the laws of Hong Kong (“Parent”), and Wanda Sports & Media (Hong Kong) Holding Co. Limited, a limited liability company incorporated under the laws of Hong Kong and wholly-owned subsidiary of Parent (“Purchaser”).

This Schedule TO relates to the offer by Purchaser and Parent to purchase all the issued and outstanding class A ordinary shares of Wanda Sports Group Company Limited,  a company incorporated in Hong Kong (the “Company”), no par value (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares (the “ADSs,” with every two ADSs representing three Class A Ordinary Shares), at a purchase price of $1.70 in cash per Class A Ordinary Share or $2.55 per ADS, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letters of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letters of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.

This Amendment is being filed on behalf of Parent and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and each of the Items 1 through 9 and Item 11 of the Schedule TO, to the extent Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph thereto:

“Following the expiration of the subsequent offering period on February 26, 2021, the Purchaser and the Depositary entered on March 31, 2021 into a share sale and purchase agreement for the acquisition by the Purchaser of 903,690 Class A Ordinary Shares held by the Depositary at a purchase price of $1.70 in cash per Class A Ordinary Share. The sale and purchase, which has been completed on April 9, 2021, constitutes a Depositary Sale and has reduced the number of holders of Class A Ordinary Shares to below 300.

As a result of the Depositary Sale and consummation of the Offer, the Company expects to file a Form 15 with the SEC to undertake the SEC Deregistration, meaning that Company will terminate the registration of the Class A Ordinary Shares under Section 12(g)(4) of the Exchange Act, suspend its reporting obligations under Section 15(d) of the Exchange Act and cease to make filings with the SEC and comply with the SEC’s other rules relating to public companies.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 9, 2021

Wanda CULTURE HOLDING Co. Ltd.

By:	/s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

Wanda Sports & Media (Hong Kong) Holding Co. Limited

By:	/s/ Zhang Lin
Name: Zhang Lin
Title: Director

[Signature Page – SCH TO-T/A]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Amendment No.1 to the Offer to Purchase, dated January 11, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 11, 2021).

(a)(1)(ii)*	Form of Share Letter of Transmittal.

(a)(1)(iii)*	Form of ADS Letter of Transmittal.

(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.

(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vii)*	Form of Withdrawal Letter.

(a)(5)(i)*	Press Release issued by the Purchaser, dated September 30, 2020 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C filed by Purchaser on September 30, 2020).

(a)(5)(ii)*	Email to the Company’s personnel, dated September 30, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on September 30, 2020).

(a)(5)(iii)*	Press Release issued by Wanda Sports & Media (Hong Kong) Holding Co. Limited on February 1, 2021.

(a)(5)(iv)*	Press Release issued by Wanda Sports & Media (Hong Kong) Holding Co. Limited on March 1, 2021.

(a)(6)*	Form of reminder letter to be sent by Information Agent, on or around the date hereof, to holders of ADSs.

(a)(7)*	Form of second reminder letter to be sent by Information Agent, on or around the date hereof, to holders of ADSs.

(b)	Not applicable.

(d)*	Standstill Agreement dated December 22, 2020, between Purchaser and certain holders of American Depositary Shares.

(g)	Not applicable.

(h)	Not applicable.

___________________________

* Previously filed.